UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 15, 2019

MOSAIC ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-38246	98-1380306
(Commission File Number)	(IRS Employer Identification No.)

375 Park Avenue New York, NY	10152
(Address of principal executive offices)	(Zip Code)

(212) 763-0153

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-third of one warrant	MOSC.U	New York Stock Exchange
Class A common stock included as part of the units	MOSC	New York Stock Exchange
Warrants included as part of the units	MOSC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

Merger Agreement

On September 15, 2019, Mosaic Acquisition Corp. (“Mosaic”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Mosaic, Maiden Merger Sub, Inc., a wholly owned subsidiary of Mosaic (“Merger Sub”), and Vivint Smart Home, Inc. (“Vivint Smart Home”).

Pursuant to the terms of the Merger Agreement, a business combination between Mosaic and Vivint Smart Home will be effected through the merger of Merger Sub with and into Vivint Smart Home, with Vivint Smart Home surviving as the surviving company (the “Merger”). At the effective time of the Merger (the “Effective Time”), each stockholder of Vivint Smart Home will receive 209.6849221312 shares of Mosaic’s Class A common stock, par value $0.0001 per share (the “Common Stock”) for each share of Vivint Smart Home common stock, par value $0.01 per share (“Vivint common stock”), that such stockholder owns. Pursuant to the terms of the Merger Agreement, Mosaic is required to use reasonable best efforts to cause the Common Stock to be issued in connection with the transactions contemplated by the Merger Agreement (the “Transactions”) to be listed on the New York Stock Exchange (“NYSE”) prior to the closing of the Merger (the “Closing”). Certain investment funds managed by affiliates of Fortress Investment Group LLC (“Fortress”) and certain investment funds affiliated with The Blackstone Group Inc. (“Blackstone”) have agreed to purchase, respectively, 12,500,000 and 10,000,000 newly-issued shares of Common Stock (such purchases, the “Fortress Subscription” and the “Blackstone Subscription”, respectively, and together, the “Subscriptions”) concurrently with the completion of the Merger. Following the Merger, Mosaic expects to use the cash proceeds to repay certain of Vivint Smart Home’s existing indebtedness, including its senior notes due 2020.

Vivint is one of the largest smart home companies in the world, delivering integrated smart home products and cloud-enabled services to 1.5 million subscribers across 98 percent of the zip codes in the U.S., and in Canada. Vivint offers a comprehensive suite of smart home products along with professional installation, nationwide in-home service, and 24/7 professional monitoring and customer care.

The consummation of the proposed Transactions is subject to the receipt of the requisite approval of the stockholders of each of Mosaic and Vivint Smart Home (such approvals, the “Mosaic stockholder approval” and the “Vivint Smart Home stockholder approval”, respectively) and the fulfillment of certain other conditions.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (a) entity organization, formation and authority, (b) capital structure, (c) authorization to enter into the Merger Agreement, (d) licenses and permits, (e) taxes, (f) financial statements, (g) real property, (h) material contracts, (i) title to assets, (j) absence of changes, (k) employee matters, (l) compliance with laws, (m) litigation, (n) transactions with affiliates and (o) regulatory matters.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to operation of the business prior to consummation of the Transactions and efforts to satisfy conditions to consummation of the Transactions. The Merger Agreement also contains additional covenants of the parties, including, among others, (a) covenants providing for Mosaic and Vivint Smart Home to use reasonable best efforts to obtain all necessary regulatory approvals, (b) covenants providing for Mosaic, Merger Sub and Vivint Smart Home to cooperate in the preparation of the Registration Statement and Proxy Statement (as each such terms are defined in the Merger Agreement) required to be filed in connection with the Transactions and (c) covenants providing for Mosaic and Vivint Smart Home to use commercially reasonable efforts to ensure that funds held by Mosaic at the Closing be used to repay Vivint Smart Home’s outstanding indebtedness.

Earnout

Following the Closing, holders of Vivint common stock and holders of Rollover Restricted Stock (as defined in the Merger Agreement) and outstanding Rollover Equity Awards (as defined in the Merger Agreement) will have the contingent right to receive, in the aggregate, up to 25,000,000 shares of Common Stock if, from the Closing until the fifth anniversary thereof, the dollar volume-weighted average price of Common Stock exceeds certain thresholds (as further described in the Merger Agreement).

Mosaic Omnibus Incentive Plan

Prior to the Closing, Mosaic will adopt the Acquiror Omnibus Incentive Plan (as defined in the Merger Agreement) subject to the receipt of the Mosaic stockholder approval.

Vivint Smart Home Non-Solicitation Restrictions

Except as expressly permitted by the Merger Agreement, from the date of the Merger Agreement to the Effective Time or, if earlier, the valid termination of the Merger Agreement in accordance with its terms, Vivint Smart Home has agreed not to, among other things, initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal (as defined in the Merger Agreement).

Prior to the receipt of the Vivint Smart Home stockholder approval, the Vivint Smart Home board of directors may, among other things, (a) change its recommendation that the Vivint Smart Home stockholders adopt the Merger Agreement or (b) pay the termination fee described below and terminate the Merger Agreement to enter into a definitive acquisition agreement providing for a Superior Proposal (as defined in the Merger Agreement), subject to the conditions set forth in the Merger Agreement including, Mosaic’s board of directors concluding, in consultation with its financial advisor(s) and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law.

Mosaic Exclusivity Restrictions

From the date of the Merger Agreement to the Effective Time or, if earlier, the valid termination of the Merger Agreement in accordance with its terms, to the extent not inconsistent with Mosaic’s board of directors’ fiduciary duties, Mosaic has agreed not to, among other things, solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any person (other than Vivint Smart Home, its stockholders or any of their affiliates or representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in any Business Combination (as defined in the Merger Agreement) other than with Vivint Smart Home, its stockholders and their affiliates or representatives.

Mosaic Change in Recommendation

Mosaic is required to use its reasonable best efforts to include in the Proxy Statement the recommendation of Mosaic’s board of directors to Mosaic’s stockholders that they approve the transaction proposals (the “Mosaic board recommendation”). Mosaic is permitted to change the Mosaic Board Recommendation (such change, a “change in recommendation”) if it determines, in good faith, after consultation with its outside legal counsel, that the failure to make such a change in recommendation would be inconsistent with its fiduciary duties under applicable law.

Conditions to Closing

General Conditions

Consummation of the proposed transactions is conditioned on Mosaic having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) remaining after the Closing.

In addition, the consummation of the Merger is conditioned upon, among other things, (i) the expiration or termination of the waiting period under the Hart-Scott-Rodino Act, (ii) the absence of any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions, (iii) the completion of the redemption offer in relation to Common Stock in accordance with the terms of the Merger Agreement and the Proxy Statement, (iv) receipt of the Mosaic stockholder approval, (v) receipt of the Vivint Smart Home stockholder approval and (vi) the receipt of the approval for listing by the New York Stock Exchange of the Common Stock to be issued in connection with the Transactions.

Mosaic’s Conditions to Closing

The obligations of Mosaic to consummate the Merger are also conditioned upon, among other things, customary closing conditions and the consummation of the Blackstone Subscription.

Vivint Smart Home’s Conditions to Closing

The obligations of Vivint Smart Home to consummate the Merger also are conditioned upon, among other things, (i) customary closing conditions, (ii) the amendment and restatement of Mosaic’s certificate of incorporation in the form attached to the Merger Agreement, (iii) stockholders of Common Stock having requested redemption for fewer than 10,350,000 shares in the aggregate of Common Stock, (iv) the consummation of the Fortress Subscription, (v) the consummation of the transactions contemplated by those certain Forward Purchase Agreements, each dated as of September 26, 2017, by and among Mosaic and the other parties thereto and (vi) the completion of the transactions contemplated to occur with or prior to the Closing pursuant to the Sponsor Agreement (as defined below).

Waivers

If permitted under applicable law, either Mosaic or Vivint Smart Home may waive in writing any inaccuracies in the representations and warranties made to such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and waive compliance with any agreements or conditions for the benefit of itself or such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement. Notwithstanding the foregoing, pursuant to Mosaic’s current certificate of incorporation, Mosaic cannot consummate the proposed transaction if it has less than $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the Closing.

Termination

The Merger Agreement may be terminated at any time, but not later than the Closing, as follows:

(i)	by mutual written consent of Mosaic and Vivint Smart Home;

(ii)

by either Mosaic or Vivint Smart Home if the other party has breached any of its covenants or representations and warranties (or, in the case of Mosaic, certain breaches on the part of 313 Acquisition of the Support Agreement (each as defined below)) such that closing conditions would not be satisfied at the Closing (subject to a thirty-day cure period);

(iii)

by either Mosaic or Vivint Smart Home if the transactions are not consummated on or before January 22, 2020 (or April 23, 2020, if stockholders of Common Stock have approved the deadline for Mosaic to consummate its initial Business Combination), provided that such right to termination will not be available to a party if such party’s failure to fulfill any of its obligations under the Merger Agreement has been the primary cause of the failure of the Closing to occur by such date;

(iv)

by either Mosaic or Vivint Smart Home if a governmental entity shall have issued a final, non-appealable governmental order, rule or regulation permanently enjoining or prohibiting the consummation of the Merger;

(v)	by either Mosaic or Vivint Smart Home if the Mosaic stockholder approval is not obtained at the Mosaic special stockholder meeting;

(vi)

by written notice from Vivint Smart Home prior to obtaining the Vivint Smart Home stockholder approval, in order for Vivint Smart Home to enter into a Superior Proposal (subject to the relevant terms and conditions of the Merger Agreement); or

(vii)

by written notice from Mosaic if Vivint Smart Home’s board of directors (A) change its recommendation that the Vivint Smart Home stockholders adopt the Merger Agreement, or (B) fail to include its recommendation that the Vivint Smart Home stockholders adopt the Merger Agreement in the consent solicitation statement distributed to Vivint Smart Home stockholders.

In the event the Merger Agreement is terminated in accordance with the termination rights set forth in items (vi) and (vii) above, then Mosaic shall be entitled to receive a termination fee in the amount of $81,060,000.

The foregoing description of the Merger Agreement and the transactions contemplated thereby is not complete and are subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1, and the terms of which are incorporated herein by reference.

The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Mosaic, Vivint Smart Home or the other parties thereto. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure letters prepared in connection with the execution and delivery of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about Mosaic, Vivint Smart Home or the other parties thereto at the time they were made or otherwise and should only be read in conjunction with the other information that Mosaic makes publicly available in reports, statements and other documents filed with the SEC.

Sponsor Agreement

In connection with the execution of the Merger Agreement, Mosaic Sponsor, LLC and Fortress Mosaic Sponsor LLC (together, the “Mosaic sponsors”) and Eugene I. Davis (together with the Mosaic sponsors, the “Sponsor Agreement Parties”) entered into an amendment to the existing sponsor agreement (as amended, the “Sponsor Agreement”) with Mosaic and Vivint Smart Home pursuant to which to which the Sponsor Agreement Parties have agreed to vote all shares of Common Stock beneficially owned by such persons in favor of each of the proposals at the Mosaic special stockholder meeting, to use their reasonable best efforts to take all actions reasonably necessary to consummate the Merger and the other transactions contemplated by the Merger Agreement and to not take any action that would reasonable be expected to materially delay or prevent the satisfaction of the conditions to the Merger set forth in the Merger Agreement.

Pursuant to the Sponsor Agreement, prior to the valid termination of the Merger Agreement, each Sponsor Agreement Party is subject to certain non-solicitation restrictions restricting each Sponsor Agreement Party from, among other things, soliciting, initiating or knowingly encouraging or knowingly facilitating any inquiry, proposal or offer which constitutes, or could reasonably be expected to constitute a Business Combination Proposal (as defined in the Sponsor Agreement) other than with Vivint Smart Home, its stockholders and their respective affiliates and representatives or entering into any letter of intent, merger agreement or similar agreement providing such a Business Combination Proposal.

The Sponsor Agreement provides that the Sponsor Agreement Parties will not redeem any shares of Common Stock owned by such persons in connection with the Merger and will take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against Mosaic, Vivint Smart Home or any of their respective successors and assigns relating to the negotiation, execution or delivery of the Sponsor Agreement, the Merger Agreement or the consummation of the transactions contemplated in such agreements.

The Sponsor Agreement Parties have also agreed, subject to the Stockholders Agreement (described below) and subject to certain exceptions, not to transfer any Founder Shares (as defined in the Sponsor Agreement) (or any shares of Common Stock issuable upon conversion thereof) or any Private Placement Warrants (as defined in the Sponsor Agreement) (or any shares of

Common Stock issuable upon exercise thereof) until the earlier of (A) one year after the completion of the Merger, (B) subsequent to the Merger, if the last sale price of Common Stock equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Merger or (C) such future date following the completion of the Merger on which Mosaic completes a liquidation, merger, share exchange, reorganization or similar transaction that results in all of Mosaic’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property (the “Lock-up Period”).

The Sponsor Agreement also provides that all the Founder Shares (and any shares of Common Stock issuable upon conversion thereof) and Private Placement Warrants held by each Sponsor Agreement Party as of the Closing shall be unvested and shall be subject to certain time and performance-based vesting provisions described below. The Sponsor Agreement Parties have agreed not to transfer any unvested Founder Shares or Private Placement Warrants prior to the date such securities become vested.

Pursuant to the Sponsor Agreement, 50% of the unvested Founder Shares shall vest at the closing of the Merger. 25% of the unvested Founder Shares shall vest at such time as a $12.50 Stock Price Level (as defined below) is achieved on or before the fifth anniversary of the Closing. The remaining 25% of unvested Founder Shares shall vest at such time as a $15.00 Stock Price Level is achieved on or before the fifth anniversary of the Closing. 50% of the unvested Private Placement Warrants shall vest at such time as a $12.50 Stock Price Level is achieved on or before the fifth anniversary of the Closing. The remaining 50% of the unvested Private Placement Warrants shall vest at such time as a $15.00 Stock Price Level is achieved on or before the fifth anniversary of the Closing.

In the event Mosaic enters into a binding agreement on or before the fifth anniversary of the Closing related to certain sale transactions involving the shares of Common Stock or all or substantially all the assets of Mosaic (a “Mosaic Sale”), all unvested Founder Shares and unvested Private Placement Warrants shall vest on the day prior to the closing of such Mosaic Sale if the per share price implied in such Mosaic Sale meets or exceeds the applicable Stock Price Level.

Any Founder Shares or Private Placement Warrants that remain unvested after the fifth anniversary of the Closing shall be forfeited. The applicable “Stock Price Level” will be considered achieved only (a) when the volume weighted average price of Common Stock on the New York Stock Exchange is greater than or equal to the applicable threshold for any 20 trading days within a 30 trading day period or (b) the per share price implied in a Mosaic Sale is greater than or equal to the applicable threshold.

The Sponsor Agreement shall terminate on the earlier of (a) the consummation of a Mosaic Sale and (b) the later of (i) the earlier of (x) the achievement of a $15.00 Stock Price Level on or before the fifth anniversary of the Closing and (y) the fifth anniversary of the Closing and (ii) the expiration of the Lock-up Period.

Support Agreement

In connection with the execution of the Merger Agreement, Mosaic, Merger Sub and 313 Acquisition LLC (“313 Acquisition”), which holds Vivint Smart Home common stock representing approximately 92% of the voting power of Vivint Smart Home common stock and preferred stock, entered into a support agreement (the “Support Agreement”), providing, among other things, that on (or effective as of) the third business day following the date that the consent solicitation statement/prospectus included in the Registration Statement is disseminated to Vivint Smart Home’s stockholders, 313 Acquisition will execute and deliver a written consent with respect to the outstanding shares of Vivint Smart Home common stock held by 313 Acquisition adopting the Merger Agreement and approving the Merger, unless the Merger is no longer recommended by the Vivint Smart Home board of directors in accordance with the Merger Agreement, in which case, 313 Acquisition would vote a number of shares equal to 35% of the shares of Vivint Smart Home stock approving the Merger and is entitled, in its sole discretion, to vote its remaining shares in any manner. The shares of Vivint Smart Home common stock that are owned by 313 Acquisition and subject to the Support Agreement represent approximately 92% of the outstanding voting power of Vivint Smart Home common stock and preferred stock. In addition, the Support Agreement prohibits 313 Acquisition from engaging in activities that have the effect of soliciting a competing acquisition proposal.

Stockholders Agreement

In connection with the execution of the Merger Agreement, Mosaic entered into a stockholders agreement (the “Stockholders Agreement”) with the Mosaic Sponsors, Blackstone and certain other parties thereto (collectively, the “Stockholder Parties”). The Stockholders Agreement will become effective upon the consummation of the Merger. Pursuant to the terms of the Stockholders Agreement, Blackstone will have the right to designate nominees for election to Mosaic’s board of directors following the Closing at any meeting of its stockholders (each, a “Blackstone Director”). The number of nominees that Blackstone will be entitled to nominate pursuant to the Stockholders Agreement is dependent on Blackstone’s beneficial ownership of Common Stock. For so long as Blackstone and their affiliates own (i) 50% or more of the Common Stock, Blackstone will be entitled to designate a majority of Mosaic’s directors, (ii) 40% to 50% of the Common Stock, Blackstone will be entitled to designate 40% of Mosaic’s directors, (iii) 30% (but less than 40%) of the Common Stock, Blackstone will be entitled to designate 30% of Mosaic’s directors, (iv) 20% (but less than 30%) of the Common Stock, Blackstone will be entitled to designate 20% of Mosaic’s directors and (v) 5% (but less than 20%) of the Common Stock, Blackstone will be entitled to designate 10% of Mosaic’s directors.

Under the Stockholders Agreement, Mosaic agreed to nominate one director designated by Fortress (the “Fortress Director”) to Mosaic’s board of directors so long as Fortress beneficially owns at least 50% of the shares of Mosaic’s Common Stock it owns immediately following the consummation of the Merger; provided that the Fortress Director must be an employee or principal of the Softbank Vision Fund unless otherwise agreed by Mosaic and Blackstone. Additionally, so long as Fortress beneficially owns at least 50% of the shares of Mosaic’s common stock it owns immediately following the consummation of the Merger, Fortress shall have the right to appoint a representative (the “Fortress Observer”) who will have the right to attend meetings of Mosaic’s board of directors and receive information given to Mosaic’s directors, subject to certain customary exceptions, including to preserve confidentiality obligations or privilege. The Fortress Observer will not have any voting rights.

Under the Stockholders Agreement, Mosaic agreed to nominate one director designated by the Summit Designator (as defined in the Stockholders Agreement) (the “Summit Director” and together with the Blackstone Directors and the Fortress Director, the “Stockholder Directors”) to Mosaic’s board of directors so long as the Summit Holders (as defined in the Stockholders Agreement) beneficially own at least 50% of the shares of Mosaic’s Common Stock they own immediately following the consummation of the Merger. Additionally, so long as the Summit Holders beneficially owns at least 50% of the shares of Mosaic’s common stock they own immediately following the consummation of the Merger, the Summit Holders shall have the right to appoint a representative (the “Summit Observer”) who will have the right to attend meetings of Mosaic’s board of directors and receive information given to Summit’s directors, subject to certain customary exceptions, including to preserve confidentiality obligations or privilege. The Summit Observer will not have any voting rights.

In the case of a vacancy on Mosaic’s board created by the removal or resignation of a Stockholder Director, Mosaic agreed to nominate an individual designated by Blackstone or Fortress, as applicable, for election to fill the vacancy.

Confidentiality and Lockup Agreements

In addition, pursuant to certain Confidentiality and Lockup Agreements (the “Confidentiality and Lockup Agreements”), certain stockholders have agreed that they will not, during the period beginning on the effective time of the Merger and continuing to and including the date that is (i) in the case of 313 Acquisition, six months after the date of Closing, (ii) in the case of the Pedersen Holders, Dunn Holders, Summit Holders and Black Horse Holders (each as defined in the Stockholders Agreement), two years after the date of Closing and (iii) for all other Stockholder Parties, one year after the date of Closing, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, or any interest in any of the foregoing (in each case, subject to certain exceptions set forth in the Confidentiality and Lockup Agreements). The Confidentiality and Lockup Agreements will become effective upon the consummation of the Merger.

Registration Rights Agreement

In connection with the execution of the Merger Agreement, Vivint Smart Home, Mosaic, 313 Acquisition and certain significant stockholders of Mosaic entered into a registration rights agreement (“Registration Rights Agreement”). The Registration Rights Agreement will become effective upon the consummation of the Merger. Under the Registration Rights Agreement, following the consummation of the Merger Mosaic agreed to provide to 313 Acquisition an unlimited number of “demand” registration rights and to provide to other stockholders customary “piggyback” registration rights. The Registration Rights Agreement also provides that Mosaic will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

Support and Services Agreement

In connection with the execution of the Merger Agreement, Mosaic, a subsidiary of Vivint Smart Home and Blackstone Management Partners L.L.C. (“BMP”), an affiliate of Blackstone, entered into an amended and restated support and services agreement (as amended, the “Support and Services Agreement”), which amends and restates and existing agreement between Vivint Smart Home and BMP. The Support and Services Agreement will become effective upon the consummation of the Merger. Pursuant to the Support and Services Agreement, BMP has been engaged to provide, directly or indirectly, monitoring, advisory and consulting services that may be requested by Vivint Smart Home in the following areas: (1) advice regarding the structure, distribution and timing of debt and equity offerings and advice regarding relationships with Vivint Smart Home’s lenders and bankers, (2) advice regarding the structuring and implementation of equity participation plans, employee benefit plans and other incentive arrangements for certain of Vivint Smart Home’s key executives, (3) general advice regarding dispositions and/or acquisitions, (4) advice regarding the strategic direction of Vivint Smart Home’s business and (5) such other advice directly related or ancillary to the above advisory services as may be reasonably requested by Vivint Smart Home. In exchange for these services, Vivint Smart Home will pay an annual monitoring fee to BMP of 1% of consolidated EBITDA until upon the earlier of (1) the completion of Vivint Smart Home’s fiscal year ended December 31, 2021 or (2) the date upon which Blackstone owns less than 5% of the voting power of all of the shares of capital stock entitled to vote generally in the election of directors of Vivint Smart Home or its direct or indirect controlling parent, and such stake has a fair market value (as determined by Blackstone) of less than $25 million.

Additionally, under the Support and Services Agreement, BMP will make available to Vivint Smart Home its portfolio operations group to provide support services customarily provided by Blackstone’s portfolio operations group to Blackstone’s private equity portfolio companies of a type and amount determined by such portfolio services group it its sole discretion to be warranted and appropriate. BMP may, at any time, choose not to provide any such services. Such services will be provided without charge, other than for the reimbursement of related out-of-pocket expenses incurred by BMP and its affiliates.

Subscription Agreements

In connection with the execution of the Merger Agreement, each of Fortress and Blackstone entered into the Subscription Agreements pursuant to which each of Fortress and Blackstone have respectively subscribed for 12,500,000 and 10,000,000 newly-issued shares of Common Stock to be issued at the Closing. The obligations to consummate the Subscriptions are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement.

Item 3.02	Unregistered Sales of Equity Securities.

The information set forth above in Item 1.01 of this Report is incorporated by reference herein. The shares of Common Stock to be issued in connection with the Subscriptions and the transactions contemplated thereby will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01	Regulation FD Disclosure.

The information set forth below under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Press Release

Attached as Exhibit 99.1 to this Report is a press release of Mosaic and Vivint Smart Home, announcing the transactions.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Mosaic and Vivint Smart Home. Mosaic intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Mosaic, a consent solicitation statement of Vivint Smart Home and a prospectus of Mosaic, and each party will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/consent solicitation statement/prospectus will also be sent to the stockholders of Mosaic and Vivint Smart Home, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Mosaic and Vivint Smart Home are urged to carefully read the entire registration statement and proxy statement/consent solicitation statement/ prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Mosaic with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Mosaic may be obtained free of charge from Mosaic at www.mosaicac.com. Alternatively, these documents, when available, can be obtained free of charge from Mosaic upon written request to Mosaic Acquisition Corp., 375 Park Avenue, New York, New York 10152, Attn: Secretary, or by calling (212) 763-0153.

Mosaic, Vivint Smart Home and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Mosaic, in favor of the approval of the merger. Information regarding Mosaic’s directors and executive officers is contained in Mosaic’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2019, and June 30, 2019, which are filed with the SEC. Information regarding Vivint’s directors and executive officers (who serve in equivalent roles at APX Group Holdings, Inc.) is contained in APX Group Holdings, Inc. Annual Report on Form 10-K/A for the year ended December 31, 2018 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2019, and June 30, 2019, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/consent solicitation statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Mosaic’s and Vivint Smart Home’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Mosaic’s Form 10-K for the year ended December 31, 2018 under Risk Factors in Part I, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Mosaic and Vivint Smart Home believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Mosaic nor Vivint Smart Home is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Mosaic has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Mosaic’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger, including approval by stockholders of Mosaic and Vivint Smart Home on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; risks related to Mosaic’s or Vivint Smart Home’s indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; risks of the smart home and security industry, including risks of and publicity surrounding the sales, subscriber origination and retention process; the highly competitive nature of the smart home and security industry and product introductions and promotional activity by competitors; litigation, complaints, product liability claims and/or adverse publicity; cost increases or shortages in smart home and security technology products or components; the introduction of unsuccessful new Smart Home

Services; privacy and data protection laws, privacy or data breaches, or the loss of data; the impact to Vivint Smart Home’s business, results of operations, financial condition, regulatory compliance and customer experience of the Vivint Flex Pay plan and Vivint Smart Home’s ability to successfully compete in retail sales channels and macroeconomic factors beyond Mosaic’s or Vivint Smart Home’s control.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Mosaic’s and Vivint Smart Home’s control. While all projections are necessarily speculative, Mosaic and Vivint Smart Home believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Mosaic and Vivint Smart Home, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Mosaic and is not intended to form the basis of an investment decision in Mosaic. All subsequent written and oral forward-looking statements concerning Mosaic and Vivint Smart Home, the proposed transaction or other matters and attributable to Mosaic and Vivint Smart Home or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

2.1*	Agreement and Plan of Merger dated as of September 15, 2019, by and among Mosaic Acquisition Corp., Maiden Merger Sub, Inc. and Vivint Smart Home, Inc.

99.1	Press Release issued by Mosaic and Vivint Smart Home on September 16, 2019.

*

Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Mosaic agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Mosaic Acquisition Corp.

Date: September 16, 2019	By:	/s/ William H. Mitchell
Name: William H. Mitchell
Title: Chief Financial Officer